Mail Stop 6010

      November 7, 2005

David O`Neill
President
Global Electronic Recovery Corp.
6240 West 3rd Street, Suite 208
Los Angeles, CA 90036

      Re:	Global Electronic Recovery Corp.
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed October 24, 2005
	File No. 333-127143

Dear Mr. O`Neill:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Risk Factors, page 6
1. We reissue prior comment 3 with respect to the heading and body of
Risk Factor 6 on page 8. Please revise to clarify the closing date of the offering.

Use of Proceeds, page 11
2. Please reconcile your response to prior comment 15 and the corresponding additional disclosure on page 12 with the following disclosure appearing in the filing:
* "If we raise at least $100,000 we will pay Mr. O`Neill a salary," pages 12 and 36;
* "If the maximum amount is raised, we intend to repay the amount [Mr. O`Neill] loans us from the proceeds of this offering," page 35;
and
* "The director and officers will accept repayment of the loan when money is available," page 40.

Business, page 21
3. We reissue prior comment 27. We have not received the cited articles and industry reports.

Possible Solutions, page 28
4. We reissue prior comment 36. Please provide us with a copy of the relevant Hewlett Packard statistics and tell us whether you have obtained consent for their use.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 33
5. Please revise to provide detail concerning the items that contributed to the loss you experienced from inception, in addition to your lack of revenues.

Officers and Directors, page 30
6. Please reconcile your statement in the second paragraph on page
34
that your "officers are unwilling to make any commitment to loan
[you] any money at this time" with your disclosure on page 35 that Mr. O` Neill intends to loan you money as needed to pay organizational and start-up costs and operating capital.

Exhibit 23
7. Please revise the filing to include an updated accountants` consent.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3625 with any other questions.

      Sincerely,



								Mary Beth Breslin
								Special Counsel


cc:  	Empire Stock Transfer
7251 West Lake Mead Blvd.
	Suite 300
	Las Vegas, NV 89128

David O`Neill
Global Electronic Recovery Corp.
November 7, 2005
Page 1